                                                                      EXHIBIT 19

TO OUR SHAREHOLDERS

      As 1996 begins to unfold, our industry is experiencing a wave of very positive sentiment, with offshore drilling providing most of the momentum. The fundamentals of the offshore drilling industry have improved significantly during the past twelve months, as capacity utilization of the worldwide offshore rig fleet is at its highest level in more than ten years and is continuing to edge upward. As a result, day rates have increased and contract lengths have extended, particularly for "premium" rigs.

      This trend favorably impacts Varco as the higher cost and more demanding environment associated with offshore drilling generally requires the use of higher capacity and more cost-effective drilling equipment. Additionally, our key customers, the offshore drilling contractors, are experiencing their best financial results in many years. These elements combine to create both the need and financial resources to upgrade rigs and invest in newer technology equipment.

      These industry conditions are reflected in our incoming orders, which totaled $102.2 million in the first quarter. This is the second consecutive quarter in which order bookings reached an all-time high for the Company, surpassing the $85.6 million recorded in the fourth quarter of last year. In the first quarter of l995 incoming orders were $76.9 million. The increase from the year ago period is attributable to our Shaffer Division, and is the direct result of orders for equipment involved in the upgrading of several floating offshore rigs to operate in deeper water.

      Net Income for the first quarter was $3.0 million, $.10 per share, on Revenues of $71.0 million. For the first quarter of 1995, Net Income was $2.9 million, $.09 per share, and Revenues were $57.6 million. Profitability continued to be adversely impacted in the first quarter by certain newer products of our Drilling Systems Division. As reported at the end of last year, these products have yielded less than typical manufacturing margins and incurred high field support costs. However, the impact was less than in the fourth quarter of last year and our profit improvement plans for these products are demonstrating progress.

      Industry conditions are generally more favorable today than at any time in recent years. The cold winter has caused oil and gas prices to increase, and many analysts believe that the long standing excess supply of these commodities has been substantially eliminated and that our industry is entering a period of improving economics. While we also sense a fundamental shift in the industry outlook, our view is tempered by the unpredictability which has characterized our industry in recent years.

      One change which we believe to be enduring is the emphasis by major oil companies on reducing the unit cost of finding and producing oil and gas. As noted previously this effort has led to drilling in deeper water and in more
hostile environments, and to an increased reliance on new technology.   All of
these factors are particularly beneficial to Varco, and they play directly into the key strategies we have followed in recent years. Therefore, we will concentrate on continuing to effectively execute those strategies that have served us well to date.

      We appreciate your continued support.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS

     Worldwide drilling activity, as measured by the average number of active drilling rigs, increased slightly in the first three months of 1996 to an average of approximately 1,803 from an average of approximately 1,786 during the same period in 1995. The international component of active drilling rigs averaged approximately 780 in the first quarter of 1996 an increase of 30 over the prior year. The U.S. rig count was essentially unchanged in the first quarter of last year, while Canadian activity declined by 12 rigs, to an average of 315.

     Offshore drilling activity increased significantly year-to-year, as reflected by an increase in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the first quarter of 1996, mobile offshore rig utilization averaged 87%, the highest level in more than ten years, as compared to 81% in the first quarter of 1995.


RESULTS OF OPERATIONS

     Set forth below are the net orders and revenues for the Company's five operating divisions:

                                             Three Months Ended
                                                  March 31,
                                           ---------------------
                                              1996         1995

Net Orders
  Varco Drilling Systems                    $ 24,343      $23,280
  Varco BJ Oil Tools                          14,068       12,030
  Martin-Decker/TOTCO Instrumentation         13,627       15,653
  Shaffer                                     47,951       22,510
  Thule Rigtech                                2,231        3,447
                                            --------      -------
     Total                                  $102,220      $76,920
                                            ========      =======

Revenues
  Varco Drilling Systems                    $ 25,695      $19,848
  Varco BJ Oil Tools                          11,778       10,323
  Martin-Decker/TOTCO Instrumentation         14,639       13,718
  Shaffer                                     15,371       10,370

  Thule Rigtech                                2,773        2,913
                                            --------      -------
     Total                                   $70,256      $57,172
                                            ========      =======

     Order bookings increased $25.3 million, 33%, in the first three months of 1996 as compared to the same period of 1995. The increase is attributable to the Shaffer Division and included orders to upgrade several offshore rigs (primarily floating offshore rigs used in deepwater drilling) with higher capacity pressure control, motion compensation and related equipment. The year-to-year variations in order rate at the other Divisions reflect typical quarterly fluctuations for these Divisions.

     The increase in revenues for Drilling Systems is primarily due to a $3.3 million increase in sales of pipe handling systems and to the shipment of 12 Top Drive Drilling Systems during the first quarter as compared to 10 units in the first quarter of 1995.

     The increase in revenue for Shaffer partially reflects the increased order rate for offshore equipment, although the full impact of Shaffer's increased order rate is yet to occur. Shaffer's backlog of unshipped orders at March 31, 1996 was approximately $64.5 million as compared to $16.0 million at March 31, 1995.

     The Company's new orders were $85.6 million for the fourth quarter of 1995 and $102.2 million for the first quarter of 1996. These rates compare to an average of $69.8 million for the first three quarters of 1995. Virtually all of these increases are attributable to the Shaffer Division, resulting from the offshore rig upgrades discussed above.

     At March 31, 1996 the Company's backlog of unshipped orders was approximately $107.3 million as compared to $75.4 million at December 31, 1995. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that most of the backlog will be shipped by December 31, 1996.

     Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first quarter of 1996 was 35.2%. This compares to a gross margin of 41.6% for the same period in 1995. The decline is primarily due to lower margins on Drilling Systems' newer products.

     The lower Drilling Systems' margins reduced overall margins by approximately 4.3% and reflect a slightly negative margin on TDS-9S units ($2.8 million in revenue), which includes high field support cost, and lower than average margins on newer pipe handling products. The balance of the decline is due to higher Shaffer revenues which carry lower gross margins (due principally to price competition) than the combined gross margins of the other divisions.

     The increase in other income is due to the sale of an equity security that was previously received in settlement of a previously written-off trade receivable.

     The Company believes that new product development is a significant factor for the future of the Company. During the first three months of 1996 the Company spent $3.6 million or 5.0% of revenues on new product development. This compares to $3.2 million or 5.5% of revenue during the same period in 1995.

     Selling, general and administrative expenses increased approximately 6% in the first quarter 1996 as compared to the first quarter of 1995. As a percent of revenue, selling, general and administrative expenses decreased to 22.7% from 26.3% in the first quarter of 1996. The dollar increase is primarily due to selling costs associated with the higher revenue level.

     Overall Company employment at March 31, 1996 was 1,684 (including 210 temporary employees) which compares to 1,465 (including 220 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees.

     The effective tax rate for the first quarter of 1996 was 36.5% as compared to 38.3% for the first quarter of 1995. The lower tax rate is due to a higher effective foreign tax rate in the first quarter of 1995 as compared to 1996.


LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1996 the Company had cash and cash equivalents of $4.7 million as compared to $6.8 million at December 31, 1995. This decline was due to an increase in working capital during the first quarter.

     On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock at a purchase price not greater than $8.00 per share nor less than $6.75 per share. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 3,150,560 shares of its Common Stock at a purchase price of $8.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.2 million, which was funded from cash and cash equivalents and short-term investments.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit the Tender Offer and amended certain financial covenants to take into account the effect of the consummation of the Tender Offer. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at March 31, 1996 the prepayment penalty would have been approximately $1.8 million.

     On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) to amend certain covenants to permit the Tender Offer and to take into account the effect of the consummation of the Tender Offer on certain financial ratios. At March 31, 1996 there were $2.0 million in advances outstanding and $4.9 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to a December 31, 1995 amendment to the Credit Agreement, the Company may repurchase at any time prior to December 31, 1996 shares of its Common Stock for an aggregate cost not exceeding $50.0 million including shares purchased pursuant to the Tender Offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

      On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6.0 million (the "Repurchase Program"). On May 26, 1995 the Company announced an increase and extension of the above Repurchase Program. The total number of shares authorized for repurchase was increased to 1,500,000; the maximum aggregate purchase price was increased to $11.0 million and the purchase period was extended through December 31, 1996. To date the Company has repurchased on the open market 627,600 shares of its Common Stock at an average price of approximately $8.00 per share. The last such purchase was on December 6, 1995.

      At March 31, 1996 the Company's working capital was $95.6 million as compared to $89.2 million at December 31, 1995 and its current ratio was 2.5 to
1.0 the same as at December 31, 1995. Long-term debt as a percent of total capitalization was 17% at March 31, 1996 as compared to 16% at December 31, 1995. The increase in working capital is primarily due to an increase in inventory and receivables during the first quarter of 1996.

      The Company's capital expenditures during the first quarter 1996 were $3.5 million as compared to $2.3 million for the first quarter 1995. The Company's current plans for capital expenditures in 1996 are approximately $13.5 million. The Company believes its revolving credit facility and its cash and cash equivalents will be sufficient to meet its capital expenditures, operating cash needs and the principal payment on the Senior Notes in 1996.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

----------------------------------------------------------------------------------------
                                                                 March 31,  December 31,
Assets                                                             1996        1995
----------------------------------------------------------------------------------------
                                                                   (in thousands)
Current Assets:
    Cash and cash equivalents                                    $  4,713    $  6,762
    Receivables (net)                                              64,434      60,683
    Inventories                                                    82,085      70,832
    Other                                                           9,036       8,663
----------------------------------------------------------------------------------------
    Total Current Assets                                          160,268     146,940

Property, plant and equipment at cost                              50,953      50,622
    less accumulated depreciation
Cost in excess of net assets acquired                              35,964      36,371
Other assets                                                       11,759      12,638
----------------------------------------------------------------------------------------
    Total Assets                                                 $258,944    $246,571
========================================================================================

Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------
Current Liabilities:
    Accounts payable                                             $ 26,960    $ 21,356
    Other liabilities                                              27,735      26,397
    Current portion of long term debt                              10,000      10,000
----------------------------------------------------------------------------------------
    Total Current Liabilities                                      64,695      57,753
Long-term debt                                                     31,583      29,539
Other non-current liabilities                                       8,076       8,100
----------------------------------------------------------------------------------------
    Total Liabilities                                             104,354      95,392

Shareholders' Equity:
    Common stock and
      additional paid-in capital                                  125,091     124,552
    Retained earnings                                              29,499      26,627
----------------------------------------------------------------------------------------
    Total Shareholders' Equity                                    154,590     151,179
----------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                       $258,944    $246,571
========================================================================================

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

----------------------------------------------------------------------------
                                                Three Months Ended March 31,
                                                       1996       1995
----------------------------------------------------------------------------
                                                        (in thousands)
Cash Flows From (Used In) Operating Activities:
    Net income                                       $  3,028    $ 2,913
    Depreciation and amortization                       3,012      3,012
    Increase (decrease) in operating cash flows
       Receivables                                     (3,751)    (2,782)
       Inventories                                    (11,253)    (8,655)
       Accounts payable                                 5,604      3,293
       Interest payable                                  (886)     1,120
       Other                                            3,350      3,421
----------------------------------------------------------------------------
          Net cash from operating
            activities                                   (896)     2,322
----------------------------------------------------------------------------

Cash Flows From (Used in) Investing Activities:
    Short term investments                                        20,735
    Equipment purchases                                (3,521)    (2,252)
    Proceeds from equipment sales                         172        249
----------------------------------------------------------------------------
          Net cash from (used in) investing
             activities                                (3,349)    18,732
----------------------------------------------------------------------------

Cash Flows (Used in) Financing Activities:
    Increase in long-term debt and line of credit       2,000
    Proceeds from issuance of Common Stock                196
    Repurchase of Common Stock                                       (19)
----------------------------------------------------------------------------
          Net cash (used in) financing activities       2,196        (19)
----------------------------------------------------------------------------
Net change in cash and cash equivalents                (2,049)    21,035
----------------------------------------------------------------------------
Cash and cash equivalents at beginning of year          6,762      8,793
----------------------------------------------------------------------------
Cash and cash equivalents at end of quarter          $  4,713    $29,828
============================================================================

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

                                                                 Three Months Ended
                                                                      March 31,
                                                                  1996       1995
                                                                -------------------
                                                (in thousands except per share data)
Revenues:
   Net Sales                                                     $63,832    $50,803
   Rental Income                                                   6,424      6,369
   Other Income                                                      713        473
-----------------------------------------------------------------------------------
                                                                  70,969     57,645
-----------------------------------------------------------------------------------

Cost and Expenses:
   Cost of Sales                                                  43,603     31,554
   Cost of Rental Income                                           1,907      1,831
   Selling, General and Administrative expense                    16,117     15,145
   Research and Developments costs                                 3,572      3,190
   Interest Expense                                                1,005      1,204
-----------------------------------------------------------------------------------
                                                                  66,204     52,924
-----------------------------------------------------------------------------------

Income Before Income Taxes                                         4,765      4,721
-----------------------------------------------------------------------------------

Provision for Income Taxes                                         1,737      1,808

Net Income                                                       $ 3,028    $ 2,913
===================================================================================

Net Income per Share of Common Stock                             $  0.10    $  0.09
===================================================================================

Shares Used to Calculate Earnings Per Share                       30,728     33,592
===================================================================================

Note:

     These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1995.